UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0058
FORM 12b-25	Expires: May 31, 2025
Estimated average burden
Hours per form 2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-41041

CUSIP NUMBER
G2R05B100

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

DP Cap Acquisition Corp I
Full Name of Registrant

N/A
Former Name if Applicable

418 Broadway, #6895
Address of Principal Executive Office (Street and Number)

Albany, New York 12207
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

DP Cap Acquisition Corp I (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense to the Company. The Company requires additional time to compile and process the information necessary for the completion of the Form 10-Q as the Company does not have full-time accounting and administrative staff.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xixuan Hei	(929)	392-3578
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes     ☒ No

December 31, 2024 10-K

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

The Company anticipates that there will be a significant change in its results of operations for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024, as a result of, among other things, the following:

•	For the three months ended March 31, 2025, the Company reported a net loss of $67,557, compared to a net loss of $238,649 for the same period in 2024. The reduction in net loss was primarily attributable to lower general and administrative expenses, partially offset by lower interest income earned on the trust account due to a significant decline in trust assets.
•	The balance in the Company’s trust account decreased from $16,657,361 as of March 31, 2024 to $563,580 as of March 31, 2025, primarily due to shareholder redemptions.
•	The Company underwent a change in control on November 14, 2024, whereby the original sponsor, DP Investment Management Sponsor I LLC, transferred control to a new sponsor, Highview Bridge, LLC. In connection with this transaction:

o	3,112,499 Class A ordinary shares and 3 Class B ordinary shares were transferred to the new sponsor;
o	4,733,333 private placement warrants were irrevocably cancelled;
o	$4,600,000 in sponsor loans were irrevocably forgiven; and
o	The Company’s $8,050,000 deferred underwriting fee was fully forfeited by Cowen and Company, LLC and will no longer be payable.

These changes significantly altered the Company's capital structure, obligations, and governance, and resulted in the elimination of several outstanding liabilities.

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DP Cap Acquisition Corp I

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By:	/s/ Xixuan Hei
Xixuan Hei, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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